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                                                                    EXHIBIT 99.2

                                                                   [OLICOM LOGO]

                                   SUMMARY OF
                       THE FINANCIAL STATEMENTS FOR 2001

     Below the main contents of the Financial Statements for the year ended December 31, 2001, are rendered, followed by an overview of selected financial data. The following should be read in conjunction with, and is qualified in its entirety by Olicom's financial statements and the related notes thereto, which are available at http://www.olicom.com in both a Danish and an English version.

     - For 2001, Olicom's net result was a loss of DKK 10.4 million (USD 1.2 million). The result exclusive of the loss from affiliated companies was a profit of DKK 32.7 million (USD 3.9 million) which compares to the earlier announced expectation of a loss of approximately DKK 5 million (USD 0.6 million). The positive deviation was primarily caused by the recognition of the previously announced claim for refund of customs duty in the amount of DKK 29 million (USD 3.4 million). The result from affiliated companies, which comprises Olicom's share in the operating results thereof, amortization of goodwill and write-downs, amounted to a loss of DKK 43 million (USD 5 million).

     - Shareholders' equity at year-end was DKK 228 million (USD 27 million) corresponding to DKK 13.10 (USD 1.56) per share outstanding at the end of 2001.

     - Olicom's cash position at the end of 2001 amounted to DKK 170 million (USD 20 million). The outstanding booked customs duty refund of DKK 21 million (USD 2.5 million) is expected to be received during the first quarter of 2002.

     - During 2001, Olicom evaluated approximately 200 investment proposals and made 6 investments, totaling DKK 56 million (USD 6.6 million). At year-end, the Company's portfolio consisted of investments in 10 companies. At the end of 2001, Olicom entered into an agreement to invest in Danacell. The investment closed at the beginning of 2002.

     - Olicom's first portfolio company Juize A/S was sold to the English public company RTS NetWorks PLC ("RTSe") in July 2001. The consideration received by Olicom consisted of shares in RTSe, and as part of the agreement Olicom further subscribed for additional new shares in RTSe. Subsequently, RTSe experienced considerable financial difficulties; as a result, Olicom determined to write off its shareholding in RTSe during financial year 2001.

     - In 2001, Olicom continued to fulfill the obligations the Company assumed in connection with transactions implemented in 1999 with respect to the divestiture of certain business activities (the "1999 Transactions") as well as other agreements relating to discontinued business operations. The Company's restructuring has generally been completed with lower costs than expected when the Company announced its 2000 full year results. Accordingly, part of the provisions with respect to the 1999 Transactions and subsequent restructuring has been reversed.

     - Olicom's discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand, from which the equipment was imported to Denmark. For this importation, the Company paid customs duty in accordance with the rating specified by Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by Olicom from 1996 to 1999. In this connection, Olicom made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company has recorded DKK 29 million (USD 3.4 million) as income in the Financial Statements for 2001, representing the expected refund, with the addition of interest through December 31, 2001. Of this amount, DKK 7.8 million (USD 0.9 million) was received at the end of 2001.
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     - Overview of existing portfolio companies:

                            DKK
          NAME            MILLION   SHARE                        BUSINESS AREA
          ----            -------   -----                        -------------
Sifira A/S                 11.8       50%   Develops unified messaging products, which are offered
                                            to telephone companies.
Transynergy A/S             5.2       50%   Develops software for technology platforms utilized on
                                            handheld computers.
Vizion Factory              5.0      4.8%   Develops e-learning products.
e-learning A/S
GoPinocchio ApS            3.62      8.2%   System integrator for mobile solutions.
Interactive Television     10.0       50%   Develops interactive TV concepts (especially known for
Entertainment ApS                           the Hugo character); supports the sale of games to PC,
                                            Sony PlayStation, Nintendo Game Boy, etc.
Hymite ApS                  9.0     16.9%   Develops complete solutions for manufacturing and
                                            packaging optical modules deployed within the high
                                            growth telecommunications market.
LH Comlog A/S               6.3     14.5%   Develops and markets fleet management systems; develops
                                            fleet management software and a range of wireless data
                                            terminals based on GSM and GSP.
Scalado AB                  6.4     22.2%   Develops patent-pending solutions for rendering and
                                            transferring digital image information independent of
                                            communication technology. Scalado's Image Zoom
                                            substantially minimizes the amount of data sent from a
                                            web server.
Mobite A/S                  8.2     17.2%   Develops an enterprise software platform, TIMEngine(TM),
                                            together with its American Partner Xtime, Inc. (which
                                            owns a substantial shareholding in Mobite). The platform
                                            is a service automation solution targeted at larger
                                            enterprises within the service industry.
Decuma AB                   5.0      8.5%   Develops and markets handwriting recognition software
                                            for handheld devices like mobile phones, PDAs, PC
                                            Tablets and digital pens.
Danacell A/S                0.9      6.0%   Developed and patented a new type of polymer-membrane
                                            electrolytes for use in rechargeable litium polymer and
                                            litium ion batteries.

     - With a present portfolio of 11 companies, Olicom expects its efforts to be concentrated on the continued development of its portfolio companies. As a result, the Company's new investments in 2002 are expected to be less than in 2001. Olicom therefore expects to be making two to four investments in new portfolio companies in 2002. These investments and additional investments in existing portfolio companies are expected to be in the range of DKK 75 million (USD 9 million) in total.

     - Olicom's existing portfolio companies are still primarily in the establishment phase and are in total expected to record a negative result in 2002. In the Company's opinion two or three portfolio investments may be exited in late 2002. As a matter of caution, however, such possible profits are not included in the expected result for 2002. On the basis of these assumptions, the Company therefore expects to report a net loss in the range of DKK 60 million (USD 7 million) for 2002. This is a consequence of the Company's accounting policies, according to which the result is affected negatively by Olicom's share in the affiliated companies' operating results and amortization of goodwill.

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                            SELECTED FINANCIAL DATA

     During 2000, the Company's business activities underwent significant change. Comparison figures for 1997 to 1999 cannot be adjusted to present a comparable view of the Company's present activities and therefore have been omitted.

KEY FIGURES (IN THOUSANDS DKK EXCEPT PER SHARE AMOUNTS):

                                                               2000      2001
                                                              -------   -------
CONSOLIDATED STATEMENTS OF INCOME
Income (loss) from portfolio companies......................   (3,635)  (43,025)
Administrative expenses.....................................   24,569    17,249
INCOME (LOSS) FROM PRIMARY OPERATIONS.......................  (28,204)  (60,274)
Other operating income......................................      175       810
Other operating expenses....................................      198       796
Foreign currency gains (losses).............................   20,132       101
Other financial items, etc..................................    5,817     6,820
INCOME (LOSS) BEFORE INCOME TAX.............................   (2,278)  (53,339)
Income tax of net income....................................        0         0
Income of discontinued business operations..................   82,735    42,972
NET INCOME (LOSS)...........................................   80,457   (10,367)
BALANCE SHEET DATA
Working capital.............................................  221,204   181,410
Total assets................................................  307,244   270,598
Total shareholders' equity at end of year...................  242,073   228,047
KEY FIGURES
Book value per share at end of year (DKK)...................    13.90     13.10
Return on equity (%)........................................     39.2      (5.2)
Earnings (loss) per share (DKK).............................     4.54     (0.60)
Weighted average shares outstanding.........................   17,726    17,294
Number of employees at end of year..........................       10        10

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The foregoing key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and Key Figures 1997" (Den Danske Finansanalytikerforenings "Anbefalinger og Nogletal 1997") on the basis of the Olicom Group's accounting policies.

SAFE HARBOR STATEMENT

     This Summary contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could", "may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience.
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